SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [x]

Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Under Rule 14a-12

XenoPort, Inc.

(Name of Registrant as Specified In Its Charter)

Clinton Relational Opportunity Master Fund, L.P.

Clinton Magnolia Master Fund, Ltd.

GEH Capital, Inc.

Clinton Relational Opportunity, LLC

Clinton Group, Inc.

George E. Hall

Kevin J. Cameron

Rael Mazansky, M.D.

Charles A. Rowland, Jr.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

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[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED APRIL 16, 2014

XENOPORT, INC.

__________________________

PROXY STATEMENT

OF

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This Proxy Statement and the enclosed GOLD proxy card are being furnished by Clinton Relational Opportunity Master Fund, L.P. (“CREL”), Clinton Magnolia Master Fund, Ltd. (“CMAG”), GEH Capital, Inc. ("GEHC"), Clinton Relational Opportunity, LLC (“CRO”), Clinton Group, Inc. (“CGI”), George E. Hall (“Mr. Hall” and together with CREL, CMAG, GEHC, CRO and CGI, “Clinton,” “we” or “us”) and Clinton’s nominees listed below in connection with the solicitation of proxies (the “Proxy Solicitation”) from the stockholders of XenoPort, Inc. (“XenoPort” or the “Company”).

For the reasons set forth in this proxy statement (the “Proxy Statement”), we do not believe that the current board of directors of the Company (the “Board”) is acting in the best interests of the Company’s stockholders. We are therefore seeking your support at the upcoming annual meeting of stockholders (the “Annual Meeting”) to be held on [___________], at 8:00 a.m., local time, at XenoPort's principal executive offices located at 3410 Central Expressway, Santa Clara, California 95051, with respect to the following (each, a “Proposal” and, collectively, the “Proposals”):

1.	To elect Clinton’s three independent director nominees, Kevin J. Cameron, Rael Mazansky, M.D. and Charles A. Rowland, Jr. (the “Nominees” and together with Clinton, the “Participants”), to serve as Class 3 directors on the Board until the 2017 annual meeting of stockholders and until their respective successors are duly elected and qualified, in opposition to the Company’s three director nominees;

2.	To ratify the selection by the audit committee of the Board of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014;

3.	To vote against the Company’s proposal to approve, on an advisory basis, the compensation of XenoPort’s named executive officers;

4.	To vote on the Company's proposal to approve the XenoPort, Inc. 2014 Equity Incentive Plan;

5.	To adopt a resolution that would repeal any provision of the Bylaws of the Company (the “Bylaws”) in effect at the time of the Annual Meeting that was not included in the Bylaws publicly filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2005 (such bylaws, the “August 2005 Bylaws”), and was not adopted by the Company’s stockholders (the “Bylaw Repeal Proposal”);

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6.	To amend the Bylaws to require that proposals with respect to the performance of each incumbent director who is not up for election at the annual meeting of the Company be submitted for a stockholder vote at such annual meeting and that any incumbent director with respect to whom such proposal is not approved or is not submitted for a stockholder vote will not be entitled to annual compensation in excess of $35,000 (the “Incumbent Director Performance Proposal”);

7.	To amend the Bylaws to require that any director nominee who fails to receive at any annual meeting of the Company’s stockholders votes “For” his or her election representing at least a majority of outstanding shares of the Company entitled to vote will immediately cease to be qualified, and will not be entitled to serve, as an officer of the Company (the “Officer Disqualification Proposal”);

8.	To adopt a resolution requesting the Board to take all available steps to amend the Amended and Restated Certificate of Incorporation of the Company (the “Charter”) and Bylaws to eliminate any supermajority stockholder approval vote requirements to amend the Bylaws (the “Supermajority Vote Repeal Proposal”);

9.	To reject a resolution approving the performance of Paul L. Berns as a director of the Company since the Company’s 2013 annual meeting of stockholders (the “2013 Annual Meeting”);

10.	To reject a resolution approving the performance of Dennis M. Fenton as a director of the Company since the 2013 Annual Meeting;

11.	To reject a resolution approving the performance of John G. Freund as a director of the Company since the 2013 Annual Meeting;

12.	To reject a resolution approving the performance of Catherine J. Friedman as a director of the Company since the 2013 Annual Meeting;

13.	To reject a resolution approving the performance of Ernest Mario as a director of the Company since the 2013 Annual Meeting;

14.	To reject a resolution approving the performance of William J. Rieflin as a director of the Company since the 2013 Annual Meeting; and

15.	To transact such other business as may properly be brought before the meeting or any adjournment thereof.

We are seeking to change a minority of the Board to ensure that the interests of the stockholders are appropriately represented in the boardroom. The Board is currently composed of nine directors, three of whom are up for election at the Annual Meeting. Through this Proxy Statement and enclosed GOLD proxy card, we are soliciting proxies to elect the Nominees. There is no assurance that any of the Company's nominees will serve or continue to serve as directors if any or all of our Nominees are elected.

If the Company, in response to Clinton’s nomination of directors, the submission of the Proposals and the filing of this Proxy Statement, makes any changes to its Board, nominates individuals not on its current Board, amends the Bylaws, submits stockholder proposals (other than those proposed by Clinton), or takes any other action pertinent to the concerns Clinton has expressed about the Company, Clinton specifically reserves the right to amend this Proxy Statement, including by substituting and/or increasing the number of its director nominees, proposing additional amendments to the Bylaws, and/or submitting additional stockholder proposals.

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The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as April 15, 2014 (the “Record Date”). Stockholders of record at the close of business on the Record Date for the Annual Meeting will be entitled to vote at the Annual Meeting.   As of the Record Date, Clinton, together with the other Participants in this Proxy Solicitation, beneficially owned 1,073,145 shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company. which represents approximately 1.8% of the outstanding Common Stock (based upon the 60,004,125 shares of Common Stock outstanding as of February 14, 2014, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 28, 2014).  We intend to vote such shares of Common Stock FOR the election of the Nominees, FOR the ratification of the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014, AGAINST the advisory vote on approving executive compensation, to ABSTAIN with respect to approval of the XenoPort, Inc. 2014 Equity Incentive Plan, FOR the Bylaw Repeal Proposal, FOR the Incumbent Director Performance Proposal, FOR the Officer Disqualification Proposal, FOR the Supermajority Vote Repeal Proposal, AGAINST the adoption of a proposal approving the performance of Paul L. Berns since the 2013 Annual Meeting, AGAINST the adoption of a proposal approving the performance of Dennis M. Fenton since the 2013 Annual Meeting, AGAINST the adoption of a proposal approving the performance of John G. Freund since the 2013 Annual Meeting, AGAINST the adoption of a proposal approving the performance of Catherine J. Friedman since the 2013 Annual Meeting, AGAINST the adoption of a proposal approving the performance of Ernest Mario since the 2013 Annual Meeting and AGAINST the adoption of a proposal approving the performance of William J. Rieflin since the 2013 Annual Meeting, in each case as described herein.

This proxy statement and GOLD proxy card are first being mailed or given to the Company’s stockholders on or about [ ], 2014.

THIS PROXY SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY OR ANY OTHER THIRD PARTY.  THE PARTICIPANTS ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN.  SHOULD OTHER MATTERS, WHICH THE PARTICIPANTS ARE NOT AWARE OF A REASONABLE TIME BEFORE THE DATE OF THIS PROXY STATEMENT, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

CLINTON URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES AND ITS PROPOSALS.

If you have already voted for the incumbent management slate, you have every right to change your vote. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy for the Annual Meeting to CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., C/O OKAPI PARTNERS LLC, 437 MADISON AVENUE, 28TH FLOOR, NEW YORK, NEW YORK 10022, which is assisting this proxy solicitation, or to the Secretary of the Company, or by voting in person at the Annual Meeting.

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IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please vote today by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided.

If you hold your shares of Common Stock in “street” name with a bank, broker firm, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the shares of Common Stock that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, broker firm, dealer, trust company or other nominee to vote FOR the election of the Nominees, FOR the ratification of the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014, AGAINST the advisory vote on approving executive compensation, to ABSTAIN with respect to approval of the XenoPort, Inc. 2014 Equity Incentive Plan, FOR the Bylaw Repeal Proposal, FOR the Incumbent Director Performance Proposal, FOR the Officer Disqualification Proposal, FOR the Supermajority Vote Repeal Proposal, AGAINST the adoption of a proposal approving the performance of Paul L. Berns since the 2013 Annual Meeting, AGAINST the adoption of a proposal approving the performance of Dennis M. Fenton since the 2013 Annual Meeting, AGAINST the adoption of a proposal approving the performance of John G. Freund since the 2013 Annual Meeting, AGAINST the adoption of a proposal approving the performance of Catherine J. Friedman since the 2013 Annual Meeting, AGAINST the adoption of a proposal approving the performance of Ernest Mario since the 2013 Annual Meeting and AGAINST the adoption of a proposal approving the performance of William J. Rieflin since the 2013 Annual Meeting. Please follow the instructions provided on the enclosed GOLD proxy card. If your bank, broker firm, dealer, trust company or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed GOLD proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Clinton Relational Opportunity Master Fund, L.P., c/o Okapi Partners LLC, 437 Madison Avenue, 28th Floor, New York, New York 10022, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Only holders of record of shares of Common Stock as of the close of business on the Record Date will be entitled to vote on the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to vote even if you sell your shares of Common Stock after the Record Date.

If your shares are held in the name of a brokerage firm, and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal unless it is a “routine” matter. This is referred to as a “broker non-vote.” Under the rules and interpretations of the New York Stock Exchange (“NYSE”), there are no “routine” proposals in a contested proxy solicitation. Even though the Common Stock is listed on the NASDAQ Global Select Market, the NYSE rules apply to brokers who are NYSE members voting on matters being submitted to stockholders at the Annual Meeting. Because Clinton has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Clinton.

According to the Company’s proxy statement in connection with the 2013 Annual Meeting (the “2013 Proxy Statement”), (i) votes “withheld” will not be counted as votes for or against a director nominee pursuant to Proposal 1, (ii) abstentions will be counted for purposes of determining the number of shares present in person or represented by proxy and entitled to vote and therefore will have the same effect as votes “against” a Proposal, (iii) with respect to each Proposal (other than the Incumbent Director Performance Proposal and the Officer Disqualification Proposal), broker non-votes will not be counted for purposes of determining the number of shares

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present in person or represented by proxy and entitled to vote and therefore will have no effect on the outcome of such Proposal and (iv) with respect to each of the Incumbent Director Performance Proposal and the Officer Disqualification Proposal, broker non-votes will be counted for purposes of determining the number of then-outstanding shares entitled to vote at the Annual Meeting and therefore will have the effect of a vote "against" such Proposals.

If you have any questions regarding your GOLD proxy card or need assistance in executing your proxy, please contact Okapi Partners LLC at (212) 297-0720 or Toll-Free at (855) 208-8902.

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INFORMATION ON THE PARTICIPANTS

This Proxy Solicitation is being made by CREL, a Cayman Islands exempted limited partnership; CMAG, a Cayman Islands exempted company; GEHC, a Delaware corporation; CRO, a Delaware limited liability company, which serves as the investment manager to CREL; CGI, a Delaware corporation, which serves as the investment manager to CMAG and is the sole member of CRO; Mr. Hall, a United States citizen, who serves as Chief Executive Officer of CGI; and each of the Nominees, Kevin J. Cameron, Rael Mazansky, M.D. and Charles A. Rowland.

The principal business of GEHC, CREL and CMAG is to invest in securities, the principal business of CGI and CRO is to provide investment management services to funds, private individuals and institutions and the principal business of Mr. Hall is to serve as Chief Executive Officer of CGI. The principal business of each Nominee is disclosed in the section titled “PROPOSAL 1 – ELECTION OF DIRECTORS” on page 9.

The principal business address of GEHC, CRO, CGI and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of CREL and CMAG is c/o Credit Suisse Administration Services (Cayman) Ltd., Grand Pavilion Commercial Centre, 802 West Bay Road, Georgetown, Grand Cayman, Cayman Islands, BWI, KY1-1104. The principal business address of each Nominee is disclosed in the section titled “PROPOSAL 1 – ELECTION OF DIRECTORS” on page 9.

As of the date of this filing, the Participants beneficially own an aggregate of 1,073,145 shares of Common Stock, constituting approximately 1.8% of the shares of Common Stock outstanding, as follows: (a) 659,512 shares of Common Stock are beneficially owned (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”)) by CREL, 575 shares of which are owned by CREL in record name; (b) 132,156 shares of Common Stock are beneficially owned by CMAG; (c) 25,000 shares of Common Stock are beneficially owned by GEHC; (d) 659,512 shares of Common Stock may be deemed to be beneficially owned by CRO, by virtue of its investment management agreement with CREL; (e) 1,048,145 shares of Common Stock may be deemed to be beneficially owned by CGI, by virtue of investment management agreement with CMAG, its ownership of CRO and a sub-advisory agreement governing a portion of a mutual fund portfolio (“CASF”) that beneficially owns 256,477 shares of Common Stock; and (f) 1,073,145 shares of Common Stock may be deemed to be beneficially owned by Mr. Hall, by virtue of his direct and indirect control of CGI, CRO, GEHC, CREL and CMAG. No Nominee owns beneficially or of record any securities of the Company. Please see Annex I for all transactions in Common Stock effectuated by the Participants during the past two years.

Except as set forth in this Proxy Statement (including the Annexes hereto), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this Proxy Solicitation directly or indirectly beneficially owns any securities of XenoPort; (iii) no Participant owns any securities of XenoPort which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of XenoPort during the past two years; (v) no part of the purchase price or market value of the securities of XenoPort owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of XenoPort, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of XenoPort; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of XenoPort; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of XenoPort’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which XenoPort or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by XenoPort or its affiliates, or with respect to any future transactions to which XenoPort or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to XenoPort or any of its subsidiaries or has a material interest adverse to XenoPort or any of its subsidiaries. With respect to each of the Participants, except as set forth in this Proxy Statement (including the Annexes hereto), none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

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REASONS FOR OUR SOLICITATION

We believe the Company should adopt a new capital allocation strategy and focus its resources on the development of XP23829 (“829”), the Company’s novel fumaric acid ester compound and pro-drug for monomethyl fumarate (referred to in this proxy statement as “MMF”). We also believe the Board should hire a new Chief Executive Officer.

Although we have not conducted any independent review, based on the details regarding 829 disclosed in the Company's public statements1 about the efficacy of 829, we believe that it is likely that 829 can be developed into an effective drug for the treatment of relapsing-remitting multiple sclerosis (“MS”) and/or psoriasis. As the Company discussed during such investor call, its early studies suggest that 829 has a pharmacokinetic profile that nearly matches that of Biogen’s Tecfidera (another MMF pro-drug), but may produce fewer side effects than Tecfidera. The Company's Chief Executive Officer also indicated during the September 2013 investor call that such early studies also suggest that it might be possible to create a time-release formulation of 829 that may have superior, equal or lesser efficacy compared with Tecfidera as a result of providing more constant exposure to MMF and improving upon Tecfidera’s daily, dual-peak MMF exposure.

We believe 829 may be poised to follow in the footsteps of other “second generation” biotechnology blockbusters that, even with just small improvements in efficacy, dosing or side effects, have proven to be substantial clinical and commercial successes. We believe the Company should therefore focus its efforts on 829 and perform as many clinical studies as possible with its remaining capital.

However, the Company is currently spending more money, and more of its resources, on another asset. The Company is spending tens of millions of dollars in its commercialization efforts for gabapentin enacarbil (known as “Horizant” in the United States), the Company’s FDA-approved drug for the treatment of moderate-to-severe primary restless legs syndrome (“RLS”). In the United States, Horizant has been on the market for more than two years and has garnered aggregate sales of just $21 million, according to Morgan Stanley Research.2 Given competition from two generic RLS treatments, extended-release versions of gabapentin and other branded RLS treatments, we believe the RLS market is crowded. Moreover, there is no study of which we are aware that demonstrates comparative clinical advantage for Horizant relative to these other, more established and (in many cases) less expensive treatment options. We therefore do not believe Horizant will be a commercial success and, as a result, the Company should not be expending precious capital or human resources on it.

Based on the foregoing, our view is that the Company’s current capital allocation is suboptimal. In addition, we believe this problem has plagued the Company’s operating performance for many years. Indeed, since inception, the Company has spent approximately $750 million with what we view as no significant commercial success. Not surprisingly, the capital markets have assigned an enterprise value to XenoPort of just $121 million, despite the Company having spent multiples of that amount on research and development since its inception. Although the Clinton Group has not devised a new, detailed capital allocation plan, we believe new Board members with financial, investment and corporate governance experience, such as the Nominees, and a new Chief Executive Officer would facilitate the proper allocation of capital and ultimately increase stockholder value as a result.

In the meantime, the Common Stock has not performed well. For the one-, three- and five- year periods ended April 15, 2014, the Common Stock is down 41%, 48% and 77%, respectively, compared with the Nasdaq Biotechnology Index, which is up 29%, 110% and 238%, respectively, during the same periods. Investors in the Company’s 2005 initial public offering have lost more than half their investment over the last eight years while biotechnology stocks, as measured by the Nasdaq Biotechnology Index, have tripled.

Accordingly, we believe it is time for a change in the composition of the Board and management to help the Company re-orient its capital and efforts to emphasize 829 and the substantial commercial opportunities the compound affords to the Company's stockholders.

_______________

1 Statements made by Ronald W. Barrett, XenoPort's Chief Executive Officer, during the Company's September 2013 investor conference call.

2 David Friedman, Morgan Stanley Research, Financial Model, February 21, 2014.

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BACKGROUND OF THE PROXY SOLICITATION

On September 26, 2013, we contacted Ronald Barrett (“Dr. Barrett”), the Chief Executive Officer of XenoPort and discussed our concerns that the Company was misallocating capital by continuing to invest in the commercialization of Horizant, the Company’s FDA-approved drug for the treatment of moderate-to-severe primary restless legs syndrome. We expressed our view that the Company should focus its efforts and capital on the development of 829, the Company’s novel fumaric acid ester compound and pro-drug for monomethyl fumarate.

On October 15, 2013, we issued a public letter to Dr. Barrett that described in detail our views of the Company’s assets and what we believed to be the best way for the Company to create value for stockholders. In the letter, we also called for Dr. Barrett to be replaced as Chief Executive Officer.

On November 18, 2013, we had a conference call with senior members of the Company’s management team, including Dr. Barrett, during which the management team responded to our October 15, 2013 letter. Among other things, Dr. Barrett said that he “does not disagree with” our analysis of the value of 829, as set forth in the October 15, 2013 letter.

On December 13, 2013, we met with two representatives of the Board, John G. Freund (“Dr. Freund”) and Dennis Fenton, to discuss our October 15, 2013 letter and our views. The directors indicated that they should be held accountable for capital allocation decisions. We suggested that the Board should amend the Charter to ensure that stockholders have the opportunity to vote on each director each year, which would enhance the accountability of the directors.

On December 16, 2013, we wrote a letter to Dr. Freund, the lead director of the Company, to reiterate our views that the Company was undervalued, Dr. Barrett should be replaced as Chief Executive Officer of the Company and the Board should make necessary changes to implement annual elections of members of the Board.

On February 10, 2014, pursuant to the Bylaws, we delivered notice to XenoPort of our intention to nominate the Nominees and present the Proposals at the Annual Meeting.

On February 13, 2014, counsel to the Company contacted our outside legal counsel and suggested that the largest stockowners of the Company were supportive of the Company’s capital allocation approach and strategy.

On February 18, 2014, two members of the Board, Dr. Freund and Catherine Friedman ("Ms. Friedman"), met with us and proposed a settlement to resolve the potential proxy contest (the “February 18 Proposal”). We agreed to keep the terms of the February 18 Proposal confidential. We responded later that day indicating that we did not believe the February 18 Proposal adequately addressed our concerns.

On February 21, 2014, we held another settlement discussion with Dr. Freund and Ms. Friedman during which the Company proposed a slightly modified settlement that did not address our concerns about the February 18 Proposal. In response, we made a counter-proposal. The parties agreed to also keep the terms of these various settlement proposals confidential.

On February 27, 2014, Dr. Freund and Ms. Friedman contacted us and rejected our counter-proposal, stating that they were unwilling to make any proposals beyond that which they had proposed on February 21, 2014.

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PROPOSAL 1 – ELECTION OF DIRECTORS

According to publicly available information, the Board currently consists of nine directors, three of whose terms will expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our three independent Nominees. If elected, the Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they can implement the actions that they believe are necessary to enhance stockholder value. There is no assurance that any incumbent director will serve as a director if one or more of the Nominees are elected to the Board. You should refer to the Company’s proxy statement on Schedule 14A in connection with the Annual Meeting (the “Company’s Proxy Statement”), when it is filed with the SEC, for the names, background, qualifications and other information concerning the incumbent directors.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships

Kevin J. Cameron One Ferry Building Suite 255 San Francisco, CA 94111	45	Mr. Kevin J. Cameron is currently the Chief Executive Officer of Ionetix Corporation, a privately-held medical device company that he joined in March 2011. From 2009 to 2011, Mr. Cameron was a private investor and served on the board of directors of several companies, including two biotechnology companies, as indicated below. From February 2003 to February 2008, Mr. Cameron was co-founder and President of Glass Lewis & Co., LLC, a leading independent research firm focused on issues of corporate governance. From 2001 to 2002, Mr. Cameron handled corporate affairs for Moxi Digital, Inc. (later acquired by ARRIS Group, Inc.), a technology venture focused on digital entertainment. From 1998 to 2001, he was employed by NorthPoint Communications Group, Inc., a publicly-traded broadband telecommunications company. Prior to 1998, Mr. Cameron was an attorney in Washington D.C. and served as a law clerk to the Hon. James L. Buckley of the United States Court of Appeals for the District of Columbia Circuit.

		Mr. Cameron currently serves on the board of directors of two public companies, Keryx Biopharmaceuticals, Inc., a pharmaceutical company focused on renal disease, where he has served since June 2007, and Ecotality, Inc., a developer of clean electric transportation and storage technologies, where he has served since January 2012. Ecotality filed for protection under Chapter 11 of the U.S. Bankruptcy Code in 2013. Additionally, Mr. Cameron serves on the board of directors of AvidBiotics Corp., a privately held biotechnology company focused on generating non-antibody proteins that target bacteria, viruses and cancer cells. Mr. Cameron also served on the board of directors of Reddy Ice Holdings, Inc., a manufacturer and distributor of packaged ice products, from January 2009 to June 2012, at which time Reddy Ice Holdings, Inc. underwent a pre-packaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Cameron serves as a member of the Research Advisory Council of Glass Lewis & Co.

		Mr. Cameron holds a J.D. with honors from the University of Chicago Law School, where he served as Articles Editor of the Law Review and a B.A. in Economics from McGill University, Montreal, where he received the Allen Oliver Gold Medal in Economics.

		Mr. Cameron’s qualifications as a director include his experience in finance and corporate governance matters and as a member of the board of directors of several companies, including two biotechnology companies.
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Rael Mazansky, M.D. 419 Park Avenue South 2nd Floor New York, NY 10016	40	Dr. Rael Mazansky is the founder and Managing Partner of Kalex Capital, LLC, a health care investment firm, which he founded in January 2014. Until January 2014, Dr. Mazansky was a health care Portfolio Manager at Surveyor Capital, a global equity long/short multi-manager strategy that operates under Citadel LLC’s asset management arm, which he joined in 2011. From 2007 to 2011, Dr. Mazansky was a Senior Analyst at Perceptive Advisors, LLC, an investment firm that focuses on the biotechnology and life sciences sectors. From 2006 to 2007, he was an Analyst at Ridgeback Capital Management, LLC, a health care-focused hedge fund, and from 2005 to 2006 he was an Analyst at Sigma Capital Management, an investment advisory firm. From 1999 to 2005, Dr. Mazansky was an investment banker at Donaldson, Lufkin & Jenrette and its successor Credit Suisse Group AG, a leading global financial services company, where he most recently served as a Vice President in the Health Care group. He previously served as a director of Alveolus, Inc., a private medical device company.

		Dr. Mazansky received a joint M.D./M.B.A. from the Columbia University College of Physicians and Surgeons and the Columbia Business School in 1999. He graduated with a B.A. in French Literature, magna cum laude, from Brown University in 1994.

		Dr. Mazansky’s qualifications as director include his experience investing in biotechnology companies, his medical education and his expertise in the health care and life sciences sectors.

Charles A. Rowland 3338 Lancashire Road Furlong, PA 18925	55	Mr. Charles A. Rowland, Jr., CPA, was most recently the Vice President and Chief Financial Officer of ViroPharma Incorporated, an international biopharmaceutical company, until it was acquired by Shire plc in January 2014. He has 32 years of diversified experience across a broad field of financial areas. Mr. Rowland has experience in all areas of finance and accounting, including financial reporting, tax, treasury, capital allocation and strategic financial planning. Prior to joining ViroPharma in 2008, Mr. Rowland was the Executive Vice President and Chief Financial Officer, as well as the interim Co-Chief Executive Officer, for Endo Pharmaceuticals Inc., a specialty pharmaceutical company with a primary focus in pain management, where he served from 2006 to 2008. At Endo, Mr. Rowland drove the strategic planning process through two successive chief executive officers. He also led the design and implementation of the company’s mid and long-term strategy. From 2004 to 2006, Mr. Rowland was the Senior Vice President and Chief Financial Officer of Biovail Corporation, an international pharmaceutical company, where he directed all financial activities for the company including tax, treasury, accounting, financial analysis, investor relations as well as all aspects of information technology. Mr. Rowland previously held positions of increasing responsibility at Breakaway Technologies, Inc., Pharmacia Corporation, Novartis AG and Bristol-Myers Squibb Co.

		Mr. Rowland joined the board of directors of Idenix Pharmaceuticals, Inc., a biopharmaceutical company, in 2013 and serves as a member of its audit committee. He is also a board member of the Philadelphia chapter of Financial Executives International.

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Mr. Rowland holds an M.B.A. with a finance concentration from Rutgers’s University and a B.S. in accounting from Saint Joseph’s University.

Mr. Rowland’s qualifications as a director include his extensive previous professional experience as a chief financial executive in the biotechnology and pharmaceutical industries and his experience serving as a director of a publicly-traded biotechnology company.

None of the organizations or corporations referenced above is a parent, subsidiary or other affiliate of the Company. If elected, each of the Nominees will be considered an independent director of XenoPort under the Company’s Corporate Governance Guidelines, applicable NASDAQ rules and Item 407(a) of Regulation S-K.

Each of the Nominees has entered into a nominee agreement pursuant to which CGI has agreed to pay the costs of soliciting proxies, and to defend and indemnify him against, and with respect to, any losses that may be incurred by him in the event he becomes a party to litigation based on his nomination as a candidate for election to the Board and the solicitation of proxies in support of his election. No Nominee will receive any compensation under his respective nominee agreement and will not receive any compensation from Clinton or its affiliates for his services as a director of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is consistent with the Company’s then-established practices for services of non-employee directors.

Each of the Nominees has agreed to being named as a nominee in this Proxy Statement and has confirmed his willingness to serve on the Board if elected.  Clinton does not expect that any of the Nominees will be unable to stand for election, but in the event that a vacancy in the slate of Nominees should occur unexpectedly, the shares of Common Stock represented by the GOLD proxy card will be voted for a substitute candidate selected by Clinton.  If Clinton determines to add nominees, whether because the Company expands the size of the Board subsequent to the date of this Proxy Statement or for any other reason, Clinton will supplement this Proxy Statement.

The three nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to be voted for them shall be elected as Class 3 directors, whether or not such affirmative votes constitute a majority of the shares voted. Votes withheld from any director will not be counted as votes for or against such director nominee pursuant to Proposal 1

WE URGE YOU TO VOTE FOR THE ELECTION OF OUR NOMINEES PURSUANT TO PROPOSAL 1.

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PROPOSAL 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We expect that the Company’s Proxy Statement will indicate that the audit committee of the Board has selected Ernst & Young LLP (“E&Y”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014, subject to stockholder ratification. According to the 2013 Proxy Statement, E&Y has been the Company’s independent registered public accounting firm since 1999.

Unless otherwise specified, shares represented by proxies will be voted for the ratification of the appointment of E&Y as the Company’s independent registered public accounting firm for 2014. According to the 2013 Proxy Statement, neither the Bylaws nor other governing documents or law require that the stockholders ratify the appointment of E&Y as the Company’s independent registered public accounting firm, but the Company has previously stated that it seeks such ratification because it believes it is a matter of good corporate practice. If the stockholders do not ratify the appointment, the audit committee of the Board will reconsider whether or not to retain E&Y. Even if the appointment is ratified, the audit committee of the Board may elect to direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of XenoPort and its stockholders.

The advantage of adopting this Proposal is that, if adopted, the Company will know that its stockholders generally support the appointment of E&Y as XenoPort's independent registered public accounting firm. We are not aware of any disadvantages in connection with adopting this Proposal.

The affirmative vote of the holders of a majority of present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the selection of E&Y as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014.

WE RECOMMEND YOU VOTE FOR THE RATIFICATION OF ERNST & YOUNG, LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2014 PURSUANT TO PROPOSAL 2.

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PROPOSAL 3 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

As is discussed in further detail in the Company’s Proxy Statement, the Company is providing stockholders with the opportunity to approve, on an advisory basis, the Company’s executive compensation in the Company’s Proxy Statement. Based on the 2013 Proxy Statement, we believe this Proposal will be presented at the Annual Meeting as a resolution in substantially the following form:

“RESOLVED, that the compensation paid to XenoPort’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.”

This advisory resolution, commonly referred to as a “say-on-pay” resolution, is non-binding on the Board. Although non-binding, the compensation committee and the Board will review the voting results when making determinations in the future regarding executive compensation arrangements, according to the 2013 Proxy Statement.

Clinton believes stockholders should vote to disapprove the compensation of the Company’s named executive officers. Clinton believes that the Company’s named executive officers have been overcompensated in light of the Company’s long-term operational and financial underperformance.

From 2008 to 2013, Dr. Barrett, the Chief Executive Officer, collected nearly $15 million in pay while the price of Common Stock dropped approximately 90%.3 Despite Dr. Barrett being a co-founder and the Chief Executive Officer of the Company for more than twelve years, his equity stake in the Company is approximately just $1.5 million. We believe the Company's compensation practices have not aligned the interests of the Chief Executive Officer, or its other named executive officers, with those of the Company's stockholders.

We encourage all stockholders to review the Company’s proxy disclosures in detail.

The affirmative vote of the holders of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve the Company’s executive compensation, on an advisory basis.

WE URGE YOU TO VOTE AGAINST APPROVAL, ON AN ADVISORY BASIS, OF THE COMPANY’S EXECUTIVE COMPENSATION PURSUANT TO PROPOSAL 3.
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3 Aggregate compensation derived from data compiled by S&P Capital IQ based on information publicly disclosed by XenoPort in its proxy statements on Schedule 14A filed with the SEC during the relevant time period.

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PROPOSAL 4 – XENOPORT 2014 EQUITY INCENTIVE PLAN

As is discussed in further detail in the Company's Proxy Statement, the Company is asking stockholders to approve the XenoPort, Inc. 2014 Equity Incentive Plan (the "2014 Plan") at the Annual Meeting. The 2014 Plan was approved by the Company's compensation committee on February 21, 2014, subject to approval by the Company's stockholders and is intended to be the successor to the XenoPort, Inc. 2005 Equity Incentive Plan, the XenoPort, Inc. 2005 Non-Employee Directors’ Stock Option Plan (as amended) and the XenoPort, Inc. 2010 Inducement Award Plan (as amended) (collectively, the "Prior Plans").

Approval of the 2014 Plan by the Company's stockholders will allow the Company to grant stock options, restricted stock unit awards and other awards at levels determined appropriate by the Company's compensation committee. The 2014 Plan will also allow the Company to utilize a broad array of equity incentives and performance cash incentives in order to secure and retain the services of the Company's employees, directors and consultants, and to provide long-term incentives that align the interests of the Company's employees, directors and consultants with the interests of the Company's stockholders.

Approval of the 2014 Plan by the Company's stockholders will also constitute approval of terms and conditions set forth therein that will permit the Company to grant stock options and performance-based stock and cash awards under the 2014 Plan that may qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, or the Code. Section 162(m) of the Code disallows a deduction to any publicly held corporation and its affiliates for certain compensation paid to “covered employees” in a taxable year to the extent that compensation to a covered employee exceeds $1 million. However, some kinds of compensation, including qualified “performance-based compensation,” are not subject to this deduction limitation. For compensation awarded under a plan to qualify as “performance-based compensation” under Section 162 (m) of the Code, among other things, the following terms must be disclosed to, and approved by, the stockholders before the compensation is paid: (i) a description of the employees eligible to receive such awards; (ii) a per-person limit on the number of shares subject to stock options and performance-based stock awards, and the amount of cash subject to performance-based cash awards, that may be granted to any employee under the plan in any year; and (iii) a description of the business criteria upon which the performance goals for performance-based awards may be granted (or become vested or exercisable). Accordingly, the Company is requesting that its stockholders approve the 2014 Plan, which includes terms regarding eligibility for awards, annual per-person limits on awards and the business criteria for performance-based awards granted under the 2014 Plan (as described in the summary to be provided in the Company's Proxy Statement).

As will be described in the Company's Proxy Statement, in certain circumstances, the Company may determine to grant compensation to covered employees that will not qualify as “performance-based compensation” for purposes of Section 162(m) of the Code and, even if the Company intends to grant compensation that qualifies as “performance-based compensation” for purposes of Section 162(m) of the Code, the Company cannot guarantee that such compensation ultimately will be deductible by the Company.

If this Proposal is approved by the Company's stockholders, the 2014 Plan will become effective as of the date of the Annual Meeting and no additional stock awards will be granted under the Prior Plans (although all outstanding stock awards granted under the Prior Plans will continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the Prior Plans). In the event that the Company's stockholders do not approve this Proposal, the 2014 Plan will not become effective and the Prior Plans will continue to be effective in accordance with their terms.

The material terms of the 2014 Plan is outlined in the Company's Proxy Statement. In addition, a copy of the 2014 Plan is appended as Appendix A thereto. We encourage all stockholders to review the Company's Proxy Statement (including the appendices thereto) in detail after it is filed with the SEC for additional information concerning the 2014 Plan.

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We make no recommendation on how stockholders should vote on this proposed plan amendment. We do note that if the 2014 Plan is approved, the Company will be able to grant more than 3.1 million shares of its stock (worth more than $12 million on April 15, 2014) to employees and directors. Given that the Company only has 92 full-time employees (and just 37 engaged in product development), 3.1 million shares may be excessive.

The affirmative vote of the holders of a majority of shares of Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve the 2014 Plan.

WE MAKE NO RECOMMENDATION WITH RESPECT TO APPROVING THE XENOPORT, INC. 2014 EQUITY INCENTIVE PLAN PURSUANT TO PROPOSAL 4.

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PROPOSAL 5—BYLAW REPEAL PROPOSAL

We are proposing to adopt, pursuant to Section 109 of the General Corporation Law of the State of Delaware (the “DGCL”), and Section 45 of Article XIII of the Bylaws, a resolution that would repeal any provision of the Bylaws in effect at the time of the Annual Meeting that was not included in the August 2005 Bylaws and was not adopted by the Company’s stockholders. We are not aware of any such provision of the Bylaws that has become effective but it is possible that, prior to the adoption of this resolution, such a provision could be disclosed and/or become effective.

The following is the text of the proposed resolution:

“RESOLVED, that any provision of the Bylaws of XenoPort, Inc. as of the date of effectiveness of this resolution that was not included in the Bylaws publicly filed with the Securities and Exchange Commission on August 11, 2005, and was not adopted by the stockholders, be and hereby is repealed.”

We intend to submit the Bylaw Repeal Proposal to repeal any Bylaw which the Company has adopted or adopts subsequent to the publicly-disclosed Bylaws, as publicly amended, that was not adopted by the stockholders. In our view, the unilateral adoption by the Board of amendments to the Company's governing documents without obtaining stockholder approval is contrary to best practices of corporate governance. Therefore, we have submitted the Bylaw Repeal Proposal to give stockholders, in the event the Company unilaterally amends the Bylaws prior to the Annual Meeting, the ability to protect their rights as stockholders of the Company by repealing any Bylaw amendments that they were not given a chance to approve.

Approval of the Bylaw Repeal Proposal requires the affirmative vote of at least 66 ⅔% of the outstanding shares of Common Stock entitled to vote generally in the election of directors.

WE URGE YOU TO VOTE FOR THE BYLAW REPEAL PROPOSAL PURSUANT TO PROPOSAL 5.

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PROPOSAL 6—INCUMBENT DIRECTOR PERFORMANCE PROPOSAL

We are proposing to, pursuant to Section 109 of the DGCL, and Section 45 of Article XIII of the Bylaws, amend Section 24 of Article IV of the Bylaws to require that a proposal with respect to evaluating the performance of an incumbent director who is not up for election at an annual meeting of the Company be submitted for a stockholder vote at such annual meeting and that any incumbent director with respect to which such proposal is not approved or is not submitted for a stockholder vote will not be entitled to annual compensation in excess of $35,000.

The following is the text of the proposed resolution:

“RESOLVED, that the following provision shall be added immediately following the last sentence of Section 24 of Article IV of the Bylaws:

Notwithstanding any other provision of these Bylaws, (x) if at any annual meeting of stockholders for the election of directors a proposal (precatory or otherwise) with respect to an incumbent director who has not been nominated for election at such meeting but whose term continues beyond the date of such meeting to approve the performance since the preceding annual meeting of stockholders or the time at which such director was elected or appointed to the Board (whichever is later) is not submitted to a vote of stockholders, no such incumbent director shall be entitled, until such time as such proposal is submitted to a vote of stockholders and is approved by stockholders as provided in the following clause (y), to compensation as a director in excess of $35,000 per year, or (y) if a proposal to approve the performance of an incumbent director is submitted to a vote of stockholders (including, for the avoidance of doubt, pursuant to any stockholder proposal brought under Section 5 of these Bylaws), such incumbent director shall not be entitled to compensation as a director in excess of $35,000 per year if the proposal to approve such director’s performance is not approved by the affirmative vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote thereon, unless and until the next annual meeting of stockholders at which the proposal to approve such director’s performance is approved by the affirmative vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote thereon. For purposes of the prior sentence, director compensation shall include any and all director fees, whether paid in cash, property (including, without limitation, shares of stock of the corporation (whether or not subject to restrictions) or rights or options with respect thereto) or otherwise and whether paid as a retainer, meeting fee, performance fee or otherwise, but shall not include reimbursement for out-of-pocket costs and expenses actually and reasonably incurred by a director. Notwithstanding any other provisions of these Bylaws, neither this sentence nor the two preceding sentences shall be amended, altered or repealed by the Board of Directors, and no provision of the Bylaws inconsistent herewith or therewith shall be adopted by the Board of Directors, unless the same shall have been approved unanimously by the directors then in office.”

We intend to submit the Incumbent Director Performance Proposal to allow stockholders of the Company to express their opinion on the performance of each director on an individual and annual basis and, pursuant to Section 141(h) of the DGCL, to set a maximum amount of permissible annual director compensation for directors as to whose performance the stockholders’ approval is not sought or whose performance has not been approved by the stockholders.

Most public companies elect their directors annually. We believe this is a “best practice” and that it helps to ensure greater director accountability than three-year director terms on a staggered board. We have requested the Board initiate an amendment to the Charter to provide for one-year director terms, consistent with market practice. The Board has refused our request to do so and instead believes that a staggered board with three-year director terms are in the interests of shareholders. Because we strongly disagree and believe that directors should be subject to annual votes, we are proposing this Incumbent Director Performance Proposal, which would have the effect of allowing stockholders to vote upon all directors every year.

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The Incumbent Director Performance Proposal, if adopted, will permit stockholders to provide input on the performance of directors whose multi-year terms extend beyond the applicable annual meeting. We believe stockholders should have the right to voice their opinion on the performance of each member of the Board on an annual basis. In our view, adoption of the Incumbent Director Performance Proposal will increase stockholder feedback regarding the Board's actions and lead to greater accountability for directors whose performance is not approved by stockholders.

In the Company Proxy Statement, the Company claims that the adoption of this Proposal may discourage qualified professionals from being willing to serve on the Board. We disagree. Most public companies have one-year terms for directors. We do not believe that such companies have any difficulty attracting qualified directors.

The Company also says that a director who does not garner the support of a majority of the stockholders, and who, if the Proposal passes, will therefore only be entitled to $35,000 in annual compensation, may find that compensation inadequate. We believe that if a majority of stockholders do not approve of the performance of a director, that director should not expect extravagant compensation; in our view, stockholders would likely prefer that the unapproved director resign.

We believe the advantage of adopting this Proposal is that it will result in greater accountability of the Company's directors to XenoPort stockholders. The disadvantage to adopting this Proposal is that one or more incumbent directors or potential director nominees may not wish to serve on the Board if their performance is required to be reviewed annually by stockholders.

Approval of the Incumbent Director Performance Proposal requires the affirmative vote of at least 66 ⅔% of the outstanding shares of Common Stock entitled to vote generally in the election of directors.

WE URGE YOU TO VOTE FOR THE INCUMBENT DIRECTOR PERFORMANCE PROPOSAL PURSUANT TO PROPOSAL 6.

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PROPOSAL 7—OFFICER DISQUALIFICATION PROPOSAL

We are proposing to, pursuant to Section 109 of the DGCL, and Section 45 of Article XIII of the Bylaws, amend subsection (a) of Section 28 of Article V of the Bylaws to require that any director nominee who fails to receive at an annual meeting of the Company’s stockholders votes “For” his or her election representing at least a majority of outstanding shares of the Company entitled to vote will immediately cease to be qualified, and will not be entitled to serve, as an officer of the Company.

The following is the text of the proposed resolution:

“RESOLVED, that the following provision shall be added immediately following the last sentence of subsection (a) of Section 28 of Article V of the Bylaws:

Notwithstanding anything to the contrary set forth in these Bylaws, and unless such action would violate or result in a default (which shall not be deemed to result from suffering a “Qualifying Termination” or other similar event) under the terms of any agreement entered into by the corporation prior to February 10, 2014, any person who has been nominated for election as a director at any meeting of stockholders (including the 2014 annual meeting of stockholders) and who shall have failed to receive at such election votes “For” his or her election representing a majority of the outstanding shares of the corporation entitled to vote on the election of such director shall immediately cease to be qualified as, and shall not be entitled to serve as, an officer of the corporation. Notwithstanding any other provisions of these Bylaws, neither this sentence nor the preceding sentence shall be amended, altered or repealed by the Board of Directors, and no provision of the Bylaws inconsistent herewith or therewith shall be adopted by the Board of Directors, unless the same shall have been approved unanimously by the directors then in office.”

We intend to submit the Officer Disqualification Proposal to establish an additional qualification for officers of the Company in the Bylaws as permitted by Section 142(b) of the DGCL. As used in connection with this Proposal, the term "officer" is intended to refer to an "officer" as defined in Rule 16a-1(f) under the Exchange Act.

We believe that if a majority of the Company's stockholders do not support a nominee for director, that nominee should not be qualified to serve as an officer of the Company. In our view, if less than a majority of the stockholders have determined at an annual meeting that they want a particular individual to serve as their fiduciary in a director capacity, the same individual should not be entitled to serve the Company or its stockholders in any fiduciary capacity, including as an officer of the Company. The immediate practical effect of the Officer Disqualification Proposal, if adopted, will be to give stockholders the opportunity to determine whether Dr. Barrett should be permitted to continue to serve as Chief Executive Officer if he fails to win votes representing at least a majority of outstanding shares in favor of his re-election to the Board at the Annual Meeting.

We believe Dr. Barrett should be replaced as the Chief Executive Officer. The Board has refused to do so. This Proposal essentially provides the stockholders the opportunity to express their views on Dr. Barrett’s role as Chief Executive Officer.

More generally, the advantage of adopting this Proposal is that Company stockholders will have direct input into whether a person who is nominated as a director can also serve as an officer of the Company. The disadvantage of adopting this Proposal is that if a sitting officer of the Company nominated for election to the Board fails to garner the support of stockholders representing a majority of outstanding shares of Common Stock, that individual will no longer be able to serve as an officer of the Company, which could cause the Company to have a vacant officer position until such individual can be replaced.

Approval of the Officer Disqualification Proposal requires the affirmative vote of at least 66 ⅔% of the outstanding shares of Common Stock entitled to vote generally in the election of directors.

WE URGE YOU TO VOTE FOR THE OFFICER DISQUALIFICATION PROPOSAL PURSUANT TO PROPOSAL 7.

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PROPOSAL 8—SUPERMAJORITY VOTE REPEAL PROPOSAL

We are proposing to adopt a stockholder resolution requesting the Board to take all available steps to amend the Charter and the Bylaws to eliminate any supermajority stockholder approval vote requirements to amend the Bylaws.

The following is the text of the proposed resolution:

“RESOLVED, that the stockholders of XenoPort, Inc. (the “Corporation”) hereby request the Board of Directors to take necessary and/or available steps to amend the Amended and Restated Certificate of Incorporation of the Corporation and the Amended and Restated Bylaws of the Corporation, as applicable, to eliminate any supermajority stockholder vote requirements in respect of amendments to the Bylaws and to provide, in lieu thereof, that amendments to the Bylaws may be authorized by the affirmative vote of a majority of the stockholders present in person or by proxy at a meeting and entitled to vote thereon.”

We intend to submit the Supermajority Vote Repeal Proposal in order to request that the Board take all necessary and available action to will grant stockholders the right to amend the Bylaws by the vote of a majority of the stockholders present in person or by proxy at a meeting and entitled to vote on amendments to the Bylaws. Currently, a supermajority vote of 66 ⅔% of the outstanding shares of Common Stock entitled to vote is required for the Company’s stockholders to amend the Bylaws.

We believe that supermajority voting requirements are not in the interests of stockholders, who should instead be able to modify the Bylaws by simple majority vote. We have submitted this Proposal to stockholders so that, if adopted, the stockholders can amend the Bylaws in the future with a simple majority vote, which we believe is more consistent with the majority of public companies and with best practices in corporate governance.

The advantage of adopting this Proposal is that, if adopted, the Board will be on notice that the Company's stockholders would like the Board to amend the Bylaws to provide that a simple majority vote of stockholders can amend the Bylaws, which may influence the Board to take action by amending the vote threshold for stockholder amendments to the Bylaws. The disadvantage of adopting the Proposal is that the Board will be asked to change the existing methodology for adopting amendments to the Bylaws, and if the Board does not take action to satisfy the stockholders' request, such inaction could lead to greater hostility between the Board and the Company's stockholders.

Approval of the Supermajority Vote Repeal Proposal requires the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote.

WE URGE YOU TO VOTE FOR THE SUPERMAJORITY VOTE REPEAL PROPOSAL PURSUANT TO PROPOSAL 8.

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PROPOSAL 9—PERFORMANCE OF PAUL L. BERNS SINCE THE 2013 ANNUAL MEETING

We are proposing to vote against a stockholder resolution approving the performance of Paul L. Berns as a director of the Company since the 2013 Annual Meeting.

The following is the text of the proposed resolution:

“RESOLVED, that the stockholders of XenoPort, Inc. (the “Corporation”) hereby approve of the performance of Paul L. Berns as a director of the Corporation since the 2013 annual meeting of stockholders.”

We intend to submit this Proposal in order to allow stockholders to express their opinion on the performance of Mr. Berns, who is not up for election at the Annual Meeting because his term of office continues beyond the Annual Meeting.

During 2013, the Common Stock was down more than 30%, while the Nasdaq Bitoechnology Index was up more than 60%, and the Company lost $85 million on revenue of $8 million. During the period beginning on May 15, 2013 (i.e. the day after the 2013 Annual Meeting) and ending on April 15, 2014, the Common Stock was down 37% while the Nasdaq Biotechnology Index rose approximately 18%.

We believe this difference in performance is due to poor strategic decisions made by the Board and management team relating to the continued investment of Company resources in Horizant and the failure to focus fully on the development of 829. We believe stockholders should disapprove of Mr. Berns’ performance during 2013 on this basis.

We also note that Mr. Berns has served on the Board since November 28, 2005. Since Mr. Berns joined the Board (through April 15, 2014), the price of Common Stock is down approximately 67% while the Nasdaq Biotechnology Index is up approximately 189%. Furthermore, since January 2006, the Company has incurred aggregate losses of nearly $400 million. During this period, Mr. Berns has received more than $1.4 million in compensation from the Company.4

Approval of this Proposal requires the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote. This Proposal is precatory in nature and will not have any binding effect on the Company unless the Incumbent Director Performance Proposal is approved by stockholders, in which case, Mr. Berns' compensation will be limited to $35,000 per year if this Proposal is not approved by a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

WE URGE YOU TO VOTE AGAINST APPROVAL OF THE PERFORMANCE OF PAUL L. BERNS SINCE THE 2013 ANNUAL MEETING PURSUANT TO PROPOSAL 9.

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4 Aggregate compensation derived from data compiled by S&P Capital IQ based on information publicly disclosed by XenoPort in its proxy statements on Schedule 14A filed with the SEC during the relevant time period.

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PROPOSAL 10—PERFORMANCE OF DENNIS M. FENTON SINCE THE 2013 ANNUAL MEETING

We are proposing to vote against a stockholder resolution approving the performance of Dennis M. Fenton as a director of the Company since the 2013 Annual Meeting.

The following is the text of the proposed resolution:

“RESOLVED, that the stockholders of XenoPort, Inc. (the “Corporation”) hereby approve of the performance of Dennis M. Fenton as a director of the Corporation since the 2013 annual meeting of stockholders.”

We intend to submit this Proposal in order to allow stockholders to express their opinion on the performance of Dr. Fenton, who is not up for election at the Annual Meeting because his term of office continues beyond the Annual Meeting.

During 2013, the Common Stock was down more than 30%, while the Nasdaq Bitoechnology Index was up more than 60%, and the Company lost $85 million on revenue of $8 million. During the period beginning on May 15, 2013 (i.e. the day after the 2013 Annual Meeting) and ending on April 15, 2014, the Common Stock was down 37% while the Nasdaq Biotechnology Index rose approximately 18%.

We believe this difference in performance is due to poor strategic decisions made by the Board and management team relating to the continued investment of Company resources in Horizant and the failure to focus fully on the development of 829. We believe stockholders should disapprove of Dr. Fenton's performance during 2013 on this basis.

We also note that Dr. Fenton has served on the Board since August 13, 2009. Since Dr. Fenton joined the Board (through April 15, 2014), the price of Common Stock is down approximately 79% while the Nasdaq Biotechnology Index is up approximately 185%. Furthermore, since October 2009, the Company has incurred aggregate losses of nearly $250 million. During this period, Dr. Fenton has received more than $740,000 in compensation from the Company.5

Approval of this Proposal requires the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote. This Proposal is This Proposal is precatory in nature and will not have any binding effect on the Company unless the Incumbent Director Performance Proposal is approved by stockholders, in which case, Dr. Fenton's compensation will be limited to $35,000 per year if this Proposal is not approved by a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

WE URGE YOU TO VOTE AGAINST APPROVAL OF THE PERFORMANCE OF DENNIS M. FENTON SINCE THE 2013 ANNUAL MEETING PURSUANT TO PROPOSAL 10.

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5 Aggregate compensation derived from data compiled by S&P Capital IQ based on information publicly disclosed by XenoPort in its proxy statements on Schedule 14A filed with the SEC during the relevant time period.

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PROPOSAL 11—PERFORMANCE OF JOHN G. FREUND SINCE THE 2013 ANNUAL MEETING

We are proposing to vote against a stockholder resolution approving the performance of John G. Freund as a director of the Company since the 2013 Annual Meeting.

The following is the text of the proposed resolution:

“RESOLVED, that the stockholders of XenoPort, Inc. (the “Corporation”) hereby approve of the performance of John G. Freund as a director of the Corporation since the 2013 annual meeting of stockholders.”

We intend to submit this Proposal in order to allow stockholders to express their opinion on the performance of Dr. Freund, who is not up for election at the Annual Meeting because his term of office continues beyond the Annual Meeting.

During 2013, the Common Stock was down more than 30%, while the Nasdaq Bitoechnology Index was up more than 60%, and the Company lost $85 million on revenue of $8 million. During the period beginning on May 15, 2013 (i.e. the day after the 2013 Annual Meeting) and ending on April 15, 2014, the Common Stock was down 37% while the Nasdaq Biotechnology Index rose approximately 18%.

We believe this difference in performance is due to poor strategic decisions made by the Board and management team relating to the continued investment of Company resources in Horizant and the failure to focus fully on the development of 829. Dr. Freund also serves as the Company's Lead Director and should be held responsible for the strategic decisions of the Company. We believe stockholders should disapprove of Dr. Freund’s performance during 2013 on this basis.

We also note that Dr. Freund has served on the Board since 1999 (prior to the Company’s initial public offering) and has served as the Lead Director since July 2008. Since the Company’s initial public offering (and through April 15, 2014), the price of Common Stock is down approximately 60% while the Nasdaq Biotechnology Index is up approximately 233%. Furthermore, since inception, the Company has incurred total losses of more than $500 million. Since 2006, Dr. Freund has received more than $1.3 million in compensation from the Company.6

Approval of this Proposal requires the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote. This Proposal is precatory in nature and will not have any binding effect on the Company unless the Incumbent Director Performance Proposal is approved by stockholders, in which case, Dr. Freund's compensation will be limited to $35,000 per year if this Proposal is not approved by a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

WE URGE YOU TO VOTE AGAINST APPROVAL OF THE PERFORMANCE OF JOHN G. FREUND SINCE THE 2013 ANNUAL MEETING PURSUANT TO PROPOSAL 11.

_______________

6 Aggregate compensation derived from data compiled by S&P Capital IQ based on information publicly disclosed by XenoPort in its proxy statements on Schedule 14A filed with the SEC during the relevant time period.

23

PROPOSAL 12—PERFORMANCE OF CATHERINE J. FRIEDMAN SINCE THE 2013 ANNUAL MEETING

We are proposing to vote against a stockholder resolution approving the performance of Catherine J. Friedman as a director of the Company since the 2013 Annual Meeting.

The following is the text of the proposed resolution:

“RESOLVED, that the stockholders of XenoPort, Inc. (the “Corporation”) hereby approve of the performance of Catherine J. Friedman as a director of the Corporation since the 2013 annual meeting of stockholders.”

We intend to submit this Proposal in order to allow stockholders to express their opinion on the performance of Ms. Friedman, who is not up for election at the Annual Meeting because her term of office continues beyond the Annual Meeting.

During 2013, the Common Stock was down more than 30%, while the Nasdaq Bitoechnology Index was up more than 60%, and the Company lost $85 million on revenue of $8 million. During the period beginning on May 15, 2013 (i.e. the day after the 2013 Annual Meeting) and ending on April 15, 2014, the Common Stock was down 37% while the Nasdaq Biotechnology Index rose approximately 18%.

We believe this difference in performance is due to poor strategic decisions made by the Board and management team relating to the continued investment of Company resources in Horizant and the failure to focus fully on the development of 829. We believe stockholders should disapprove of Ms. Friedman’s performance during 2013 on this basis.

We also note that Ms. Friedman has served on the Board since September 6, 2007. Since Ms. Friedman joined the Board (through April 15, 2014), the price of Common Stock is down approximately 89% while the Nasdaq Biotechnology Index is up approximately 171%. Furthermore, since October 2007, the Company has incurred aggregate losses of $358 million. During this period, Ms. Friedman has received more than $960,000 in compensation from the Company.7

Approval of this Proposal requires the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote. This Proposal is precatory in nature and will not have any binding effect on the Company unless the Incumbent Director Performance Proposal is approved by stockholders, in which case, Ms. Friedman's compensation will be limited to $35,000 per year if this Proposal is not approved by a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

WE URGE YOU TO VOTE AGAINST APPROVAL OF THE PERFORMANCE OF CATHERINE J. FRIEDMAN SINCE THE 2013 ANNUAL MEETING PURSUANT TO PROPOSAL 12.

_______________

 7 Aggregate compensation derived from data compiled by S&P Capital IQ based on information publicly disclosed by XenoPort in its proxy statements on Schedule 14A filed with the SEC during the relevant time period.

24

PROPOSAL 13—PERFORMANCE OF ERNEST MARIO SINCE THE 2013 ANNUAL MEETING

We are proposing to vote against a stockholder resolution approving the performance of Ernest Mario as a director of the Company since the 2013 Annual Meeting.

The following is the text of the proposed resolution:

“RESOLVED, that the stockholders of XenoPort, Inc. (the “Corporation”) hereby approve of the performance of Ernest Mario as a director of the Corporation since the 2013 annual meeting of stockholders.”

We intend to submit this Proposal in order to allow stockholders to express their opinion on the performance of Dr. Mario, who is not up for election at the Annual Meeting because his term of office continues beyond the Annual Meeting.

During 2013, the Common Stock was down more than 30%, while the Nasdaq Bitoechnology Index was up more than 60%, and the Company lost $85 million on revenue of $8 million. During the period beginning on May 15, 2013 (i.e. the day after the 2013 Annual Meeting) and ending on April 15, 2014, the Common Stock was down 37% while the Nasdaq Biotechnology Index rose approximately 18%.

We believe this difference in performance is due to poor strategic decisions made by the Board and management team relating to the continued investment of Company resources in Horizant and the failure to focus fully on the development of 829. We believe stockholders should disapprove of Dr. Mario’s performance during 2013 on this basis.

In 2013, Dr. Mario was initially re-nominated by the Company for election to the board of directors of VIVUS, Inc. However, immediately prior to VIVUS's 2013 annual meeting, he resigned as a director of VIVUS in connection with the settlement of an ongoing contested proxy solicitation between VIVUS and certain of its stockholders. In addition to serving as the Chief Executive Officer of Capnia, Inc., he currently serves on six public company boards of directors and two private company boards. As a result, we believe Dr. Mario serves on too many boards of directors.

Approval of this Proposal requires the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote. This Proposal is precatory in nature and will not have any binding effect on the Company unless the Incumbent Director Performance Proposal is approved by stockholders, in which case, Dr. Mario's compensation will be limited to $35,000 per year if this Proposal is not approved by a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

WE URGE YOU TO VOTE AGAINST APPROVAL OF THE PERFORMANCE OF ERNEST MARIO SINCE THE 2013 ANNUAL MEETING PURSUANT TO PROPOSAL 13.

25

PROPOSAL 14—PERFORMANCE OF WILLIAM J. RIEFLIN SINCE THE 2013 ANNUAL MEETING

We are proposing to vote against a stockholder resolution approving the performance of William J. Rieflin as a director of the Company since the 2013 Annual Meeting.

The following is the text of the proposed resolution:

“RESOLVED, that the stockholders of XenoPort, Inc. (the “Corporation”) hereby approve of the performance of William J. Rieflin as a director of the Corporation since the 2013 annual meeting of stockholders.”

We intend to submit this Proposal in order to allow stockholders to express their opinion on the performance of Mr. Rieflin, who is not up for election at the Annual Meeting because his term of office continues beyond the Annual Meeting.

During 2013, the Common Stock was down more than 30%, while the Nasdaq Bitoechnology Index was up more than 60%, and the Company lost $85 million on revenue of $8 million. During the period beginning on May 15, 2013 (i.e. the day after the 2013 Annual Meeting) and ending on April 15, 2014, the Common Stock was down 37% while the Nasdaq Biotechnology Index rose approximately 18%.

We believe this difference in performance is due to poor strategic decisions made by the Board and management team relating to the continued investment of Company resources in Horizant and the failure to focus fully on the development of 829. We believe stockholders should disapprove of Mr. Reiflin’s performance during 2013 on this basis.

We also note that Mr. Reiflin has served on the Board since September 17, 2010. Since Mr. Reiflin joined the Board (through April 15, 2014), price of Common Stock is down approximately 40% while the Nasdaq Biotechnology Index is up 157%. Furthermore, since October 2010, the Company has incurred aggregate losses of nearly $165 million.

Approval of this Proposal requires the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote. This Proposal is precatory in nature and will not have any binding effect on the Company unless the Incumbent Director Performance Proposal is approved by stockholders, in which case, Mr. Rieflin's compensation will be limited to $35,000 per year if this Proposal is not approved by a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

WE URGE YOU TO VOTE AGAINST APPROVAL OF THE PERFORMANCE OF WILLIAM J. RIEFLIN SINCE THE 2013 ANNUAL MEETING PURSUANT TO PROPOSAL 14.

26

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each share of Common Stock is entitled to one vote.  Stockholders are not entitled to cumulative voting rights. Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, including the 2013 Proxy Statement, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, FOR the ratification of the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014, AGAINST the advisory vote on approving executive compensation, to ABSTAIN with respect to approval of the XenoPort, Inc. 2014 Equity Incentive Plan, FOR the Bylaw Repeal Proposal, FOR the Incumbent Director Performance Proposal, FOR the Officer Disqualification Proposal, FOR the Supermajority Vote Repeal Proposal, AGAINST the adoption of a proposal approving the performance of Paul L. Berns since the 2013 Annual Meeting, AGAINST the adoption of a proposal approving the performance of Dennis M. Fenton since the 2013 Annual Meeting, AGAINST the adoption of a proposal approving the performance of John G. Freund since the 2013 Annual Meeting, AGAINST the adoption of a proposal approving the performance of Catherine J. Friedman since the 2013 Annual Meeting, AGAINST the adoption of a proposal approving the performance of Ernest Mario since the 2013 Annual Meeting and AGAINST the adoption of a proposal approving the performance of William J. Rieflin since the 2013 Annual Meeting and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

Based on publicly available information, we believe the current Board intends to nominate three candidates for election as directors at the Annual Meeting.  This Proxy Statement is soliciting votes to elect only our three Nominees. Accordingly, the enclosed GOLD proxy card may only be voted for our Nominees and does not confer voting power with respect to the Company’s nominees. The Participants intend to vote all of their shares of Common Stock in favor of the Nominees.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

According to the 2013 Proxy Statement, stockholders holding at least a majority of the outstanding shares must be present at the Annual Meeting in person or represented by proxy in order to have the required quorum for the transaction of business. Votes cast by proxy or in person at the Annual Meeting will be tabulated by an inspector of election.

Based on the Company's Proxy Statement, (i) votes “withheld” will not be counted as votes for or against a director nominee pursuant to Proposal 1, (ii) abstentions will be counted for purposes of determining the number of shares present in person or represented by proxy and entitled to vote and therefore will have the same effect as votes “against” a Proposal, (iii) with respect to each Proposal (other than the Incumbent Director Performance Proposal and the Officer Disqualification Proposal), broker non-votes will not be counted for purposes of determining the number of shares present in person or represented by proxy and entitled to vote and therefore will have no effect on the outcome of such Proposal and (iv) with respect to each of the Incumbent Director Performance Proposal and the Officer Disqualification Proposal, broker non-votes will be counted for purposes of determining the number of then-outstanding shares entitled to vote at the Annual Meeting and therefore will have the effect of a vote "against" such Proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company's Proxy Statement, the three nominees for director receiving the most “FOR” votes from the holders of shares present in person or represented by proxy and entitled to vote on the election of directors will be elected as directors of the Company.

27

Bylaw Repeal Proposal, Incumbent Director Performance Proposal and Officer Disqualification Proposal ─ According to the Company's Proxy Statement, approval of the Bylaw Repeal Proposal (Proposal 5), Incumbent Director Performance Proposal (Proposal 6) and Officer Disqualification Proposal (Proposal 7) will each require the affirmative vote of at least 66 2/3% of the outstanding shares of Common Stock entitled to vote generally in the election of directors.

Ratification Of Independent Registered Public Accounting Firm, Advisory Vote on Executive Compensation, XenoPort, Inc. 2014 Equity Incentive Plan, Supermajority Vote Repeal Proposal, Performance of Paul L. Berns, Performance of Dennis M. Fenton, Performance of John G. Freund, Performance of Catherine J. Friedman, Performance of Ernest Mario and Performance of William J. Rieflin ─ According to the Company's Proxy Statement, approval of ratification of the appointment of the Company’s independent registered public accounting firm (Proposal 2), the advisory vote on executive compensation (Proposal 3), the XenoPort, Inc. 2014 Equity Incentive Plan (Proposal 4), the Supermajority Vote Repeal Proposal (Proposal 8), performance of Paul L. Berns (Proposal 9), performance of Dennis M. Fenton (Proposal 10), performance of John G. Freund (Proposal 11), performance of Catherine J. Friedman (Proposal 12), and performance of Ernest Mario (Proposal 13), performance of William J. Rieflin (Proposal 14) will each require the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

IF YOU WISH TO VOTE FOR THE ELECTION OF OUR NOMINEES TO THE BOARD, FOR THE APPOINTMENT OF ERNST & YOUNG, LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AGAINST THE COMPANY’S PROPOSAL ON EXECUTIVE COMPENSATION, TO ABSTAIN WITH RESPECT TO APPROVAL OF THE XENOPORT, INC. 2014 EQUITY INCENTIVE PLAN, FOR THE BYLAW REPEAL PROPOSAL, FOR THE INCUMBENT DIRECTOR PERFORMANCE PROPOSAL, FOR THE OFFICER DISQUALIFICATION PROPOSAL, FOR THE SUPERMAJORITY VOTE REPEAL PROPOSAL, AGAINST THE APPROVAL OF THE PERFORMANCE OF PAUL L. BERNS SINCE THE 2013 ANNUAL MEETING, AGAINST THE APPROVAL OF THE PERFORMANCE OF DENNIS M. FENTON SINCE THE 2013 ANNUAL MEETING, AGAINST THE APPROVAL OF THE PERFORMANCE OF JOHN G. FREUND SINCE THE 2013 ANNUAL MEETING, AGAINST THE APPROVAL OF THE PERFORMANCE OF CATHERINE J. FRIEDMAN SINCE THE 2013 ANNUAL MEETING, AGAINST THE APPROVAL OF THE PERFORMANCE OF ERNEST MARIO SINCE THE 2013 ANNUAL MEETING AND AGAINST THE APPROVAL OF THE PERFORMANCE OF WILLIAM J. RIEFLIN SINCE THE 2013 ANNUAL MEETING, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

APPRAISAL/DISSENTER RIGHTS

Stockholders are not entitled to appraisal or dissenters’ rights under Delaware law in connection with the Proposals or this Proxy Statement.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Solicitation is being made by Clinton and the Nominees. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Clinton will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Clinton has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Clinton will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.

28

The entire expense of soliciting proxies is being borne by the Participants. Costs of the Proxy Solicitation are currently estimated to be approximately $500,000. Clinton estimates that through the date hereof, expenses incurred in connection with the Proxy Solicitation are approximately $150,000. If successful, we may seek reimbursement of these costs from the Company. In the event that we decide to seek reimbursement of our expenses, we do not intend to submit the matter to a vote of the Company’s stockholders. The Board would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its stockholders. Costs related to the solicitation of proxies include expenditures for attorneys, advisors, printing, advertising, postage and related expenses and fees.

CGI has retained Okapi Partners LLC (“Okapi”) to provide solicitation and advisory services in connection with this solicitation. Okapi will receive a fee not to exceed $[●], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified by CGI against certain liabilities and expenses, including certain liabilities under the federal securities laws.   Okapi will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Okapi will employ approximately 35 persons to solicit the Company’s stockholders as part of this solicitation.  Okapi does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this Proxy Solicitation.

Important Notice Regarding the Availability of this Proxy Statement

This Proxy Statement and all other solicitation materials in connection with this Proxy Solicitation are available on the Internet, free of charge, at [________].

Information Concerning XenoPort

Clinton has omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company’s Proxy Statement in reliance on Rule 14a-5(c) of the Exchange Act. Such disclosure includes, among other things, information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain stockholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning executive compensation; and information concerning the procedures for submitting stockholder proposals and director nominations intended for consideration at the 2015 annual meeting of stockholders and for consideration for inclusion in the proxy materials for that meeting. If the Company does not distribute the Company's Proxy Statement to shareholders at least ten days prior to the Annual Meeting, Clinton will distribute to the shareholders a supplement to this proxy statement containing such disclosures at least ten days prior to the Annual Meeting. Clinton takes no responsibility for the accuracy or completeness of information contained in the Company’s Proxy Statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although Clinton does not have any knowledge indicating that any statement contained herein is untrue, we do not take responsibility, except to the extent imposed by law, for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of Clinton, or for any failure of the Company to disclose events that may affect the accuracy or completeness of such information.

29

Conclusion

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.

Thank you for your support,

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.
CLINTON MAGNOLIA MASTER FUND, LTD.
GEH CAPITAL, INC.
CLINTON RELATIONAL OPPORTUNITY, LLC
CLINTON GROUP, INC.
GEORGE E. HALL
KEVIN J. CAMERON
RAEL MAZANSKY, M.D.
CHARLES A. ROWLAND, JR.

[_________], 2014

30

ANNEX I

TRANSACTIONS BY THE PARTICIPANTS IN THE SECURITIES OF XENOPORT, INC. DURING THE PAST TWO YEARS

The following tables set forth all transactions effected during the past two years by the Participants with respect to securities of the Company. The shares of Common Stock reported herein are held in either cash accounts or margin accounts in the ordinary course of business.

Common Stock

CASF

Trade Date	Shares Purchased (Sold)
7/11/2013	4,237
7/19/2013	1,000
9/13/2013	6,200
9/30/2013	29,986
10/3/2013	3,500
10/14/2013	5,000
12/31/2013	(5,000)
1/6/2014	(3,446)
1/15/2014	40,000
1/16/2014	25,000
1/21/2014	25,000
1/22/2014	30,000
1/24/2014	15,000
1/29/2014	50,000
3/7/2014	5,000
3/13/2014	20,000
3/20/2014	5,000

CREL

Trade Date	Shares Purchased (Sold)
6/7/2013	12,500
6/10/2013	12,500
6/11/2013	30,750
6/12/2013	22,500
6/13/2013	22,500
6/17/2013	12,500
6/18/2013	8,760
6/20/2013	5,000
7/10/2013	12,500
7/11/2013	16,942
9/10/2013	20,550
9/13/2013	41,800

9/16/2013	11,506
9/20/2013	3,900
9/24/2013	14,482
9/25/2013	20,320
9/26/2013	4,280
9/27/2013	16,560
9/30/2013	9,997
10/1/2013	6,700
10/2/2013	10,560
10/3/2013	20,000
10/4/2013	(4,720)
10/4/2013	12,480
10/7/2013	76,600
10/8/2013	32,000
10/9/2013	9,837
10/10/2013	32,000
10/11/2013	24,500
10/14/2013	15,000
10/18/2013	(1,898)
10/18/2013	53,100
11/7/2013	10,000
11/8/2013	(5,600)
11/15/2013	(52,700)
12/20/2013	(7,600)
12/23/2013	(12,343)
12/26/2013	100,000
12/31/2013	(24,950)
1/3/2014	86,559
1/6/2014	(31,010)
1/13/2014	25,000
1/22/2014	21,000
1/24/2014	35,000
2/3/2014	25,000
2/20/2014	34,150
2/21/2014	36,000
2/28/2014	(70,000)
3/7/2014	20,000
3/19/2014	25,000
3/20/2014	15,000
3/31/2014	(155,000)

CMAG

Trade Date	Shares Purchased (Sold)
10/8/2013	20,000
10/9/2013	10,450
10/11/2013	10,500
10/14/2013	7,000
10/18/2013	15,000
12/31/2013	(20,050)
1/16/2014	25,000
1/17/2014	(42,900)
1/21/2014	76,800
1/22/2014	9,000
1/23/2014	10,176
2/7/2014	72,800
2/10/2014	50,000
2/13/2014	5,000
2/20/2014	34,150
2/21/2014	500
2/24/2014	(17,391)
2/26/2014	(91,600)
2/27/2014	(46,376)
2/28/2014	70,000
3/18/2014	(10,000)
3/19/2014	(35,000)
3/20/2014	(30,000)
3/31/2014	155,000
4/14/2014	(45,903)
4/15/2014	(100,000)

GEHC

Trade Date	Shares Purchased (Sold)
3/20/2014	25,000

Dr. Mazansky

Trade Date	Shares Purchased (Sold)
6/5/2013	2,000
10/14/2013	2,000
3/24/2014	(4,000)

Option Agreements

From time to time over the past year, Clinton has entered into option contracts with respect to the Company's stock. The expiration dates on these options ranged from June 22, 2013 through March 22, 2014, and strike prices ranged from $5.00 to $6.00. The number of option contracts has ranged from zero to 4,883 (representing 488,300 shares of Common Stock) at times throughout the year.

[FORM OF PROXY CARD]

PRELIMINARY COPY – SUBJECT TO COMPLETION
DATED APRIL 16, 2014

PROXY OF STOCKHOLDERS OF XENOPORT, INC. (THE “COMPANY”) IN CONNECTION WITH THE COMPANY’S 2014 ANNUAL MEETING OF STOCKHOLDERS:

THIS PROXY SOLICITATION IS BEING MADE BY CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON MAGNOLIA MASTER FUND, LTD., GEH CAPITAL, INC., CLINTON RELATIONAL OPPORTUNITY, LLC, CLINTON GROUP, INC. AND GEORGE E. HALL (COLLECTIVELY, “CLINTON”), TOGETHER WITH KEVIN J. CAMERON, RAEL MAZANSKY, M.D. AND CHARLES A. ROWLAND, JR. (COLLECTIVELY, THE “NOMINEES”)

THIS SOLICITATION IS BEING MADE BY CLINTON AND THE NOMINEES AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR THE COMPANY

The undersigned appoints [                                ] and [                                  ], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company, which the undersigned would be entitled to vote if personally present at the 2014 Annual Meeting of Stockholders of the Company scheduled to be held on [___________], at 8:00 a.m., local time, at XenoPort's principal executive offices located at 3410 Central Expressway, Santa Clara, California 95051 (including at any adjournments or postponements thereof and at any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Clinton a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR ALL NOMINEES” PURSUANT TO PROPOSAL 1, “FOR” PROPOSAL 2, “AGAINST” PROPOSAL 3, TO "ABSTAIN" WITH RESPECT TO PROPOSAL 4, “FOR” PROPOSAL 5, “FOR” PROPOSAL 6, “FOR” PROPOSAL 7, “FOR” PROPOSAL 8, “AGAINST” PROPOSAL 9, “AGAINST” PROPOSAL 10, “AGAINST” PROPOSAL 11, “AGAINST” PROPOSAL 12, “AGAINST” PROPOSAL 13, AND “AGAINST” PROPOSAL 14.

This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

1.	THE ELECTION OF KEVIN J. CAMERON, RAEL MAZANSKY, M.D. AND CHARLES A. ROWLAND, JR. TO SERVE AS CLASS 3 DIRECTORS UNTIL THE 2017 ANNUAL MEETING OF THE COMPANY.

☐	☐	☐
For All Nominees	Withhold Authority to Vote for all Nominees	For all Nominees Except

INSTRUCTIONS: IF YOU DO NOT WISH YOUR SHARES OF COMMON STOCK TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL NOMINEES EXCEPT” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES OF COMMON STOCK WILL BE VOTED FOR THE REMAINING NOMINEE(S).

________________________________________________________________________________________

2.	To ratify the appointment of ernst & young LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2014:

☐	☐	☐
FOR	AGAINST	ABSTAIN

3.	To approve, on an advisory basis, the compensation of the named executive officers:

☐	☐	☐
FOR	AGAINST	ABSTAIN

4.	To approve the XENOPORT, INC. 2014 EQUITY INCENTIVE PLAN:

☐	☐	☐
FOR	AGAINST	ABSTAIN

5.	TO ADOPT A RESOLUTION THAT WOULD REPEAL ANY PROVISION OF THE BYLAWS OF THE COMPANY (THE “BYLAWS”) IN EFFECT AT THE TIME OF THE ANNUAL MEETING THAT WAS NOT INCLUDED IN THE BYLAWS PUBLICLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11, 2005, AND WAS NOT ADOPTED BY THE COMPANY’S STOCKHOLDERS.

☐	☐	☐
FOR	AGAINST	ABSTAIN

6.	TO AMEND THE BYLAWS TO REQUIRE THAT PROPOSALS WITH RESPECT TO THE PERFORMANCE OF EACH INCUMBENT DIRECTOR NOT UP FOR ELECTION AT THE ANNUAL MEETING OF THE COMPANY BE SUBMITTED FOR A STOCKHOLDER VOTE AT SUCH ANNUAL MEETING AND THAT ANY INCUMBENT DIRECTOR WITH RESPECT TO WHOM SUCH PROPOSAL IS NOT APPROVED OR IS NOT SUBMITTED FOR A STOCKHOLDER VOTE WILL NOT BE ENTITLED TO ANNUAL COMPENSATION IN EXCESS OF $35,000.

☐	☐	☐
FOR	AGAINST	ABSTAIN

7.	TO AMEND THE BYLAWS TO REQUIRE THAT ANY DIRECTOR NOMINEE WHO FAILS TO RECEIVE AT ANY ANNUAL MEETING OF THE COMPANY’S STOCKHOLDERS VOTES “FOR” HIS OR HER ELECTION REPRESENTING AT LEAST A MAJORITY OF OUTSTANDING SHARES OF THE COMPANY ENTITLED TO VOTE WILL IMMEDIATELY CEASE TO BE QUALIFIED, AND WILL NOT BE ENTITLED TO SERVE, AS AN OFFICER OF THE COMPANY.

☐	☐	☐
FOR	AGAINST	ABSTAIN

8.	TO ADOPT A RESOLUTION REQUESTING THE BOARD TO TAKE ALL AVAILABLE STEPS TO AMEND THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE COMPANY AND BYLAWS TO ELIMINATE ANY SUPERMAJORITY STOCKHOLDER APPROVAL VOTE REQUIREMENTS TO AMEND THE BYLAWS.

☐	☐	☐
FOR	AGAINST	ABSTAIN

9.	WITH RESPECT TO A RESOLUTION APPROVING THE PERFORMANCE OF PAUL L. BERNS AS A DIRECTOR OF THE COMPANY SINCE THE COMPANY’S 2013 ANNUAL MEETING OF STOCKHOLDERS (THE “2013 ANNUAL MEETING”).

☐	☐	☐
FOR	AGAINST	ABSTAIN

10.	WITH RESPECT TO A RESOLUTION APPROVING THE PERFORMANCE OF DENNIS M. FENTON AS A DIRECTOR OF THE COMPANY SINCE THE 2013 ANNUAL MEETING.

☐	☐	☐
FOR	AGAINST	ABSTAIN

11.	WITH RESPECT TO A RESOLUTION APPROVING THE PERFORMANCE OF JOHN G. FREUND AS A DIRECTOR OF THE COMPANY SINCE THE 2013 ANNUAL MEETING.

☐	☐	☐
FOR	AGAINST	ABSTAIN

12.	WITH RESPECT TO A RESOLUTION APPROVING THE PERFORMANCE OF CATHERINE J. FRIEDMAN AS A DIRECTOR OF THE COMPANY SINCE THE 2013 ANNUAL MEETING.

☐	☐	☐
FOR	AGAINST	ABSTAIN

13.	WITH RESPECT TO A RESOLUTION APPROVING THE PERFORMANCE OF ERNEST MARIO AS A DIRECTOR OF THE COMPANY SINCE THE 2013 ANNUAL MEETING.

☐	☐	☐
FOR	AGAINST	ABSTAIN

14.	WITH RESPECT TO A RESOLUTION APPROVING THE PERFORMANCE OF WILLIAM J. RIEFLIN AS A DIRECTOR OF THE COMPANY SINCE THE 2013 ANNUAL MEETING.

☐	☐	☐
FOR	AGAINST	ABSTAIN

IN ORDER FOR YOUR PROXY TO BE VALID, IT MUST BE DATED.

Date:	, 2014

Signature

Signature (if held jointly)

Title(s):

Please sign exactly as name appears on stock certificates or on label affixed hereto. When shares of Common Stock are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

PLEASE SIGN, DATE AND MAIL YOUR PROXY PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.